

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via Facsimile
Robert G. Pederson II
Chairman and Chief Executive Officer
Zagg, Inc.
3855 S 500 W, Suite J
Salt Lake City, Utah 84115

> **Re:** **Zagg, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed May 2, 2011**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2011 and June 30, 2011**
> **Filed May 10, 2011 and August 15, 2011**
> **File No. 001-34528**

Dear Mr. Pederson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director